Via EDGAR

April 12, 2024

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention: Lauren Pierce and Mitchell Austin

Re: iQSTEL Inc

Registration Statement on Form S-1

Filed February 13, 2024

File No. 333-277029

Dear Lauren Pierce and Mitchell Austin:

I write on behalf of iQSTEL Inc. (the “Company”) in response to Staff’s letter of February 26, 2023, by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed February 13, 2024 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Form S-1 filed February 13, 2024 Summary of the Offering, page 4

1.	We note your disclosure that your artificial intelligence-enhanced metaverse product line "goes beyond traditional virtual spaces by utilizing cutting-edge AI technology." It is unclear how artificial intelligence technology relates to your business. Please provide a more complete description of how you intend to utilize artificial intelligence in your products and describe your current phase of development. In addition, explain the basis for referring to your technology as “cutting-edge.”

In response to this comment, the Company updated its disclosures in the Summary section of the registration statement to clarify how AI technology is pivotal to the Company’s product and service offerings and to delineate the cutting-edge nature of its developments.

The Company’s metaverse leverages advanced AI to introduce Non-Player Characters (NPCs) that significantly enhance user engagement and functionality within virtual environments. These NPCs are not mere static elements; rather, they are powered by OpenAI's latest language models, enabling dynamic interaction with users. This AI-driven interaction allows NPCs to serve as sales and brand assistants, guiding users through immersive experiences that can extend to purchasing products from external websites. Furthermore, these intelligent agents can control access to gated spaces within the metaverse based on user interactions, showcasing a personalized approach to user experience.

A key innovation in the Company’s AI implementation is the NPCs' ability to autonomously make decisions based on their understanding of user interactions. This is achieved through state-of-the-art natural language processing and understanding capabilities, which are supported in seven languages. Additionally, the Company’s NPCs utilize advanced text-to-speech and speech-to-text technologies to facilitate seamless communication with users across diverse linguistic backgrounds. The incorporation of "function call" features further enhances the NPCs' ability to perform complex tasks and interact meaningfully with the environment and the users.

The Company’s reference to our technology as "cutting-edge" is grounded in the Company’s commitment to continuous improvement and innovation. The Company consistently integrates the latest advancements in AI, particularly in the areas of chatbots, language understanding, and user interaction technologies. This ensures that the Company’s metaverse remains at the forefront of AI application in virtual spaces, offering an unparalleled user experience that goes beyond traditional virtual environments.

The Company is currently in an advanced phase of development, with ongoing enhancements to AI functionalities and user interaction models. Management is dedicated to exploring and implementing the latest AI technologies to ensure that the Company’s metaverse remains a leading example of innovation in virtual space technology.

Selling Shareholders, page 31

2.	Please revise to correct the number of shares of common stock to be owned after the offering by M2B Funding Corp. or advise. Your disclosure indicates that M2B Funding Corp. currently beneficially owns 3,235,702 shares of common stock and will be receiving 22,222,222 shares under the Note for a total pre-offering holding of 25,457,924 shares. Because the maximum number of shares it will be selling is 22,222,222 shares, the disclosure should show that it will beneficially own 3,235,702 shares after the offering.

In response to this comment, the Company has updated the table to show the correct number of shares M2B Funding Corp. currently beneficially owned and the number of shares M2B Funding Corp. will be receiving under the Note. M2B Funding Corp currently beneficially owns 3,535,354 shares and will be receiving 35,353,536 shares under the note for a total pre-offering holding of 38,888,890 shares. The maximum number of shares M2B Funding Corp will be selling is 38,888,890 shares. M2B Funding Corp will beneficially own zero shares after the offering.

Exhibit Index, page 41

1.	Please file the legality opinion as Exhibit 5.1. It appears to have been filed as Exhibit 99.1.

The legality opinion has been filed with the FORM S-1/A Amendment No. 1 as Exhibit 5.1.

General

2.	Please update the financial statements and other financial information in the filing to include the year ended December 31, 2023. Refer to Rule 8-08 of Regulation S-X.

We have updated the financial statements and other financial information in the filing to include the year ended December 31, 2023.

Sincerely,

/s/ Alvaro Cardona

Alvaro Cardona

Chief Financial Officer

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